

SOURCEROCK

8/1/2020

To whom it may concern:

Please note, effective August 1, 2020, the following officers of Sourcerock Group, LLC are authorized to excute documents and agreements on behalf of the company, Sourcerock Group, LLC:

Andrew Haley, Chief Operating Officer

Thiru Ramakrishnan, Partner

christian zann

Christian Zann, CIO and Managing Partner